Exhibit 99.1

THE DESCARTES SYSTEMS GROUP INC.
Notice of Annual Meeting of Shareholders (“Notice of Meeting”)
Thursday, June 16th, 2022

NOTICE IS HEREBY GIVEN THAT the Annual Meeting (the “Meeting”) of holders of common shares (“Common Shares”) of The Descartes Systems Group Inc. (the “Corporation”) will be held on Thursday, June 16th, 2022, at 10:00 a.m. (Eastern time) by way of an online virtual only meeting for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended January 31st, 2022, together with the auditors’ report thereon;

2.	to elect directors;

3.	to re-appoint auditors;

4.	to consider and, if deemed advisable, pass an ordinary resolution authorizing and approving certain amendments to the Corporation’s Performance and Restricted Share Unit Plan;

5.	to consider and, if deemed advisable, approve the advisory resolution to accept the approach to executive compensation disclosed herein; and

6.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

All registered shareholders (as defined in the Management Information Circular accompanying this Notice of Meeting (the “Circular”) under the heading “Registered Shareholders”) and duly appointed proxyholders can attend the meeting online at https://meetnow.global/MK5FRJQ where they can participate, vote or submit questions during the Meeting’s live webcast. A shareholder of record at the close of business on April 21st, 2022 will be eligible to vote at the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular.

Registered shareholders who are unable to attend the Meeting online are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, facsimile number (866) 249-7775. To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 10:00 a.m. (Eastern time) on June 14th, 2022 or, in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment. The return of the form of proxy will not affect your right to vote at the Meeting online.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.
As permitted by the Canadian Securities Administrators and pursuant to an exemption from the management proxy solicitation requirement received from the Director appointed under the Canada Business Corporations Act, the Corporation is using “notice and access” to deliver proxy-related materials such as the Circular and the Corporation’s annual financial statements for the year ended January 31st, 2022 and associated management’s discussion and analysis (collectively, the

“Meeting Materials”) to both registered and non-registered shareholders. Rather than receiving a paper copy of the Meeting Materials in the mail, shareholders will have access to them online. Shareholders will receive a notice package (the “Notice Package”) containing the information prescribed by applicable Canadian securities laws (including a description of the matters to be addressed at the Meeting and of the notice-and-access procedures to access the Meeting Materials), as well as a form of proxy (for registered shareholders) or a voting instruction form (for non-registered shareholders). Where a shareholder has previously consented to electronic delivery, the Notice Package will be sent to the shareholder electronically, and otherwise will be mailed to the shareholder.

Dated at Waterloo, Ontario, Canada on April 29th, 2022.
BY ORDER OF THE BOARD OF DIRECTORS

Michael Verhoeve
Corporate Secretary